May 9, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Emvelco Corp.'s (the “Company”) Form 8-K dated April 25, 2007 and have the following comments:

1.	We agree with the statements made in the first and second sentences of the first paragraph and the first and second sentences of the third paragraph.

2.	We have no basis on which to agree or disagree with the statements made in the second sentence of the second paragraph and the third sentence of the third paragraph.

3.
We disagree with the statements made in the third sentence of the first paragraph and the third and fifth sentences of the second paragraph. During our audit of the Company’s 2006 financial statements (which was incomplete at the time of our resignation) we raised with management and the audit committee of the Company certain concerns related, among other things, to audit scope and the lack of sufficient competent evidential matter to support certain recorded transactions. We believe such concerns constitute disagreements and/or reportable events under Item 304 of Regulation S-B and have summarized such matters in further detail below. None of these concerns had been resolved to our satisfaction at the date of our resignation.

4.
We agree with the statements made in the first sentence of the second paragraph. For purposes of clarity, we communicated matters of concern to the chairman of the Company’s audit committee on April 10 and 13, 2007 and with the audit committee on April 16, 2007. Additionally, these matters were discussed with the Company’s Chief Executive Officer on numerous occasions from April 6, 2007 to the date of our resignation.

5.
We disagree with the statement made in the fourth sentence of the second paragraph, because we believe it is incomplete with respect to the relevant facts. The following provides a more complete and accurate description of the matters and concerns we raised with the Company:

We have been unable to obtain sufficient, competent evidential matter to support material transactions. Such material transactions include (1) the cost of the land in an investment in a real estate project in Las Vegas, Nevada initially recorded for $6.4 million, (2) an investment in a company in Croatia for $3 million, and (3) land parcels in California initially recorded for $3 million.

Land with a recorded cost of $6.4 million in a real estate investment project in Las Vegas, Nevada appeared to be overstated by $2.6 million. In addition, we did not receive supporting source documents for $200,000 of pre-acquisition costs with a related paid check made payable to “Cash”. We expressed our concern to the audit committee that until such time as we presented independently obtained evidence of the apparent overstatement to management of the Company, the Chief Executive Officer maintained that the recorded balance was accurate and that the Company had detail to support that value. He subsequently indicated that the recorded value was an error owing to oversight in the recording of journal entries.

A $3 million check that was provided to us as support for an investment in a company in Croatia, which investee company Management has informed us is owned principally by the brother of the Chief Executive Officer of the Company, contained no payee or date written. We have not been provided sufficient evidence that such payment was for an investment nor sufficient evidence to support the recoverable value of such investment.

The $3 million cost of two land parcels, located in California, recorded in the Company’s general ledger and summarized detail does not agree to the costs on the related escrow settlement statements of $2.3 million. We were unable to obtain sufficient evidence to explain the differences between the settlement statements and the Company’s records.

With respect to the foregoing matters, we informed the chairman of the audit committee that the lack of information and inconsistency of supporting documentation represent a potential material weakness in the design and implementation of the Company’s internal controls over financial reporting.

6.
We disagree with the statement made in the sixth sentence of the second paragraph. Prior to the date of our resignation, we advised management of the Company that they needed to analyze and conclude on whether certain related entities needed to be consolidated under accounting principles generally accepted in the United States, and that we needed to be provided with documentation of such analysis and conclusion in order to complete our audit. Although we subsequently received from Management a draft Form 10-KSB containing financial statements which consolidated the entities in question, we were not provided with sufficient documentation of the analysis and support for such accounting treatment. This matter was, therefore, unresolved as of the date of our resignation.

Yours truly,

Deloitte Kft.